Exhibit 99.2

Solaris Resources Inc.
Consolidated Financial Statements
For the twelve months ended December 31, 2025 and 2024

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Shareholders and Board of Directors

Solaris Resources Inc.

Baar, Switzerland

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Solaris Resources Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not generate operating cash flow from a producing mine, has incurred operating losses to date and has relied on external financing to fund its business activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2025.

Vancouver, Canada

March 26, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Solaris Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the change in accounting policy and reclassifications described in notes 2(g) and 2(d), the accompanying consolidated statement of financial position of Solaris Resources Inc. and subsidiaries (the Company) as of December 31, 2024 the related consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements). The 2024 consolidated financial statements before the effects of the change in accounting policy and reclassifications described in notes 2(g) and 2(d) are not presented herein. In our opinion, the consolidated financial statements, before the effects of the change in accounting policy and reclassifications described in notes 2(g) and 2(d), present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and its financial performance and its cash flows for the year then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures related to the change in accounting policy and reclassifications described in notes 2(g) and 2(d) and, accordingly, we do not express an opinion or any other form of assurance about whether the change in accounting policy and reclassifications are appropriate and have been properly applied. The retroactive impacts of the change in accounting policy and reclassifications were audited by other auditors.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not generate operating cash flow from a producing mine, has incurred operating losses to date and requires additional financing to continue operations. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We served as the Company’s auditor from 2018 to 2025.

Vancouver, Canada

March 20, 2025

Solaris Resources Inc.

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(In thousands of United States dollars)

	Note	2025 $	2024 $

Assets

Current assets
Cash and cash equivalents		25,210	31,738
Prepaids and other	5	751	842
		25,961	32,580

Restricted cash	9	821	571
Exploration and evaluation assets	6	26,282	20,179
Property, plant and equipment	7	4,964	3,866

Total assets		58,028	57,196

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	10	7,775	12,839
Current tax liability	18	568	-
Lease liability	8	57	216
		8,400	13,055
Long-term liabilities
Lease liability	8	420	217
Reclamation provision	9	4,227	3,765
Loans and borrowings	11	-	49,206
Deferred revenue	11	93,674	-
Other long-term liability		288	240
Total liabilities		107,009	66,483

Shareholders’ deficit
Common shares	12	252,408	244,718
Reserves	12	15,569	20,664
Deficit		(324,810)	(282,583)
Equity attributable to shareholders of the Company		(56,833)	(17,201)
Non-controlling interests	17	7,852	7,914
Total shareholders’ deficit		(48,981)	(9,287)

Total liabilities and equity		58,028	57,196

Nature of operations and going concern (Note 1) Commitments and contingencies (Notes 8, 10, 20(a), 23) Subsequent event (Note 25)

Approved on behalf of the Board:

“Donald Taylor	“Rodrigo Borja”
Donald Taylor – Director	Rodrigo Borja – Director

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, except share and per share amounts)

	Note	2025	2024

Gain on sale of royalty interest	11	$(9,812)	$-
Exploration expenses	13	35,345	61,507
General and administrative expenses	14	12,943	11,469
Loss from operations		38,476	72,976

Finance cost	16	5,737	5,070
Interest income		(1,126)	(2,007)
Foreign currency (gains)/losses		(1,366)	1,042
Net loss before tax		$41,721	$77,081
Income tax	18	$568	$-
Net loss after tax		$42,289	$77,081

Other comprehensive loss (income)
Items that may be reclassified to profit or loss:
Foreign currency translation		2,135	(542)
Total comprehensive loss		$44,424	$76,539

Net loss attributable to:
Shareholders of the Company		$42,227	$77,017
Non-controlling interest	17	62	64
		$42,289	$77,081

Total comprehensive loss attributable to:
Shareholders of the Company		$44,362	$76,475
Non-controlling interest	17	62	64
		$44,424	$76,539

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.26	$0.49

Weighted average number of shares outstanding
Basic and diluted		165,125,705	157,319,752

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars)

	Note	2025	2024

Cash provided by (used in):
Operations
Net loss for the year		$(42,289)	$(77,081)
Adjustments for:
Finance cost	16	5,737	5,070
Finance income		(1,126)	(2,013)
Income tax		568	-
Foreign exchange		(1,366)	1,042
Share-based compensation	12	3,903	3,998
Amortization	7	1,099	1,012
Warintza royalty sale	11	188	-
Reclamation provision	9	543	2,216
Other		(9)	6
Net changes in non-cash working capital items:
Prepaids and other		86	(299)
Accounts payable and accrued liabilities		(8,992)	7,565
Reclamation provision settlement		(125)	(13)
Deferred revenue		90,000	-
Other long-term liability		48	103
Net cash flows from/(used in) operating activities		48,265	(58,394)

Financing
Proceeds from issuing of common shares	12	244	39,625
Share issuance and loan finance costs paid	11	(7,257)	(1,895)
Proceeds from the exercise of stock options	12	463	26
Loan drawdown	11	15,000	15,000
Loan repayment	11	(60,000)	-
Payment of lease liability		(250)	(240)
Contribution from non-controlling interest		-	67
Other finance costs paid		(53)	(105)
Net cash flows (used in)/from financing activities		(51,853)	52,478

Investing
Restricted cash contribution	9	(250)	-
Capital expenditure on property, plant and equipment	7	(2,281)	(2,406)
Capital expenditure on exploration and evaluation assets	6	(1,888)	(250)
Finance income received		1,126	1,993
Net cash flows used in investing activities		(3,293)	(663)

Effect of exchange rate change on cash and cash equivalents		353	(548)
Decrease in cash and cash equivalents		(6,528)	(7,127)
Cash and cash equivalents, beginning of year		31,738	38,865

Cash and cash equivalents, end of year		$25,210	$31,738

Supplemental cash flow information (Note 24)

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non-controlling interest	Total equity

Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426
Private placements equity financings, net of share issue costs	11,12	2,938,369	10,300		–	–	–	–	10,300
Public offering, net of share issue costs	12	8,222,500	27,435	–	–	–	–	–	27,435
Shares issued on exercise of stock options	12	1,262,868	626	(600)	–	(600)	–	–	26
Share-based compensation	12	–	–	3,998	–	3,998	–	–	3,998
Contribution from non-controlling interest		–	–	–	–	–	–	67	67
Net loss and comprehensive loss		–	–	–	542	542	(77,017)	(64)	(76,539)
Balance, December 31, 2024		163,234,932	$244,718	$18,546	$2,118	$20,664	$(282,583)	$7,914	$(9,287)

Private placements equity financings, net of share issue costs	11,12	83,333	244	–	–	–	–	–	244
Shares issued on exercise of stock options	12	3,578,671	7,446	(6,983)	–	(6,983)	–	–	463
Share-based compensation	12	–	–	4,023	–	4,023	–	–	4,023
Net loss and comprehensive loss		–	–	–	(2,135)	(2,135)	(42,227)	(62)	(44,424)
Balance, December 31, 2025		166,896,936	$252,408	$15,586	$(17)	$15,569	$(324,810)	$7,852	$(48,981)

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations and going concern

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS” and the NYSE American under the symbol “SLSR”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico and the Tamarugo property (“Tamarugo”) in Chile. In November 2025 the results of a pre-feasibility study (“PFS”) for the Warintza Project were announced including a maiden mineral reserve estimate. The Company considers that the PFS indicates sufficient probability that costs can be recovered through future exploitation or sale. The Company has not yet determined whether the properties contain Mineral Reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances, loan financing and the Royal Gold funding package to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the remaining drawdown from the Royal Gold funding package (see below) and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that debt facilities, future equity financing, or strategic alternatives will be available on acceptable terms to the Company or at all, or that the Company will meet the conditions to receive the additional drawdown under the Royal Gold funding package.

As at December 31, 2025, the Company had cash and cash equivalents of $25,210. On May 21, 2025, the Company entered into a funding package (the “Funding Package”) with RGLD Gold AG (“Royal Gold”), a subsidiary of Royal Gold, Inc. for the Warintza Project. The total cash consideration under the agreements is $200,000, comprising a gold stream agreement (the “Stream Agreement”) and net smelter return (“NSR”) royalty agreement (the “Royalty Agreement”) (collectively the “Financing Agreements”). Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream Agreement (“Stream Upfront Payment”) and $10,000 allocated to the Royalty Agreement;

●	Second tranche of $50,000 made available following the publication of the Pre-Feasibility Study (“PFS”) and receipt of the Environmental Impact Assessment technical approval (“EIA”), which will be allocated to the Stream Agreement; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream Agreement.

Based on its current forecasted expenditures, the Company requires the additional financing from the second tranche of the Royal Gold funding package to fund ongoing operations for the next twelve months. As a result, material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material. Refer to Note 11 for details on the Stream Agreement.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 26, 2026.

b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities recognized at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

c)	Functional currency

These consolidated financial statements are presented in thousands of United States dollars (“US dollars”).

d)	Reclassification of prior period presentation

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations or cashflows.

(i)	Foreign exchange and other income

For the year ended December 31, 2024, $965 was reclassified from Interest income, other income and loan revaluation, net with $(2,007) being presented in Interest income and $1,042 being presented Foreign currency (gains)/losses.

(ii)	Interest income

In addition, for the year ended December 31, 2024, the Company reclassified Finance income received with the consolidated statement of cash flows such that finance income of $1,993 is now presented within cash used in investing activities whereas previously it was presented within cash used in financing activities and Finance costs paid of $(105) are presented separately.

e)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to the Company until the date that control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and its subsidiaries as described below:

Company	Location	Ownership interest
Lowell Copper Holdings Inc.	Canada	100%
1330783 B.C. Ltd.	Canada	100%
Lowell Copper Holdings (US) Inc.	Canada	100%
Solaris Exploration Inc.	Canada	100%
Lowell Copper (US) Inc.	United States	100%
Lowell Mineral Exploration Ecuador S.A.	Ecuador	100%
Solaris Resources Ecuador S.A.S.	Ecuador	100%
Minera Ricardo Resources Inc. S.A.	Chile	100%
Solaris Copper SpA	Chile	100%
Lowell Copper S.A.C.	Peru	100%
Minera Gabriella S.A. de C.V.	Mexico	100%
Ascenso Inversiones S.A.	Guatemala	100%
Catalyst Copper Corp.	Canada	100%
Solaris Resources AG	Switzerland	100%
Minera Hill 29, S.A. de C.V.	Mexico	100%
Minera Torre de Oro, S.A.P.I. de C.V.	Mexico	60%

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

f)	Functional and presentation currency

The functional currency of the Company and each of its subsidiaries is determined by the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries and the Company’s reporting currency is the US dollar.

For the purpose of preparing the consolidated financial statements, the assets and liabilities are first expressed in the entity’s respective functional currency and translated into the US dollar presentation currency using exchange rates prevailing at the reporting date, while the income and expense items are translated at the average exchange rates for the period. Translation differences are recognized in other comprehensive income (loss) and recorded in the “foreign currency translation reserves” included in equity.

g)	Change in the accounting policy for exploration and evaluation costs

During the current financial year, the Company changed its accounting policy regarding the treatment of exploration and evaluation expenditure. The change results in more reliable and relevant information to the users of the accounts regarding the effect of exploration transactions on the Company’s financial position and performance. Under the previous policy, all exploration and evaluation costs were expensed as incurred until the completion of a full Feasibility Study and project development approval by the Board; however, these costs are now capitalised once a project reaches the PFS stage (see Note 3a).

Management believes the revised policy is more appropriate because exploration and evaluation costs are initially highly speculative, making immediate expensing the most suitable treatment during a project’s early stages. However, the completion of a successful PFS serves as a critical milestone, indicating a sufficient probability that subsequent costs will be recovered through future exploitation or sale. This approach more accurately reflects the underlying value attached to the Company’s exploration and evaluation assets, aligns the financial statements more closely with the reporting practices of the Company’s mining industry peer group, and remains consistent with the guidance provided in IFRS 6.

The change in accounting policy has been applied retrospectively, however, this resulted in no changes to comparative amounts presented nor any impact to carrying amounts at the beginning of January 1,2024.

The below table discloses the impact of the change of accounting policy from the date of the change in accounting policy to the year ended December 31, 2025:

Consolidated Statement of Financial Position (extract)	2025
Increase in exploration and evaluation assets	$6,291
Increase in net assets / retained earnings	6,291

Consolidated Statement of Loss and Comprehensive Loss (extract)	2025
Decrease in exploration expenses	$(6,171)
Decrease in general and administration expenses	(120)
Total comprehensive loss	(6,291)

The change resulted in a decrease in the net loss per share attributable to shareholders of the company basic and diluted by $0.03.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

3.	Material accounting policies

a)	Exploration and evaluation

Exploration and evaluation expenditures relate to costs incurred in the search for Mineral Resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying, transportation and infrastructure requirements, and gathering of exploration data through geophysical studies and administrative and personnel costs which are directly attributable to the mineral interests.

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed in the year in which they are incurred up to the completion of a PFS. Once the PFS is approved, subsequent expenditures are capitalised as E&E assets and carried at cost. Capitalised costs include only those expenditures that contribute directly to the exploration and evaluation activity. Administrative costs are excluded from capitalisation unless they can be directly attributed to the project. Personnel costs are capitalised to the extent that time is spent directly on exploration activities and supporting those activities; any time spent on group-level administration or general corporate functions must be expensed in the period incurred. Where a subsidiary holding the mining concession is a dedicated entity focused solely on the project, all of its operating expenditures, are treated as directly attributable to the project and capitalised within E&E assets. When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable (normally when a feasibility study has been approved) and on receipt of project development approval from the Board of Directors, the exploration & evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licences to develop the mineral property.

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

b)	Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property, plant and equipment consists of purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 3 to 10 years.

Right-of-use assets are depreciated using the straight-line method from the date the asset is available for use by the Company to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as that of property, plant and equipment.

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

Costs directly attributable to construction in progress are capitalised. Capitalisation of costs ceases when the asset is available for its intended use. At this point, the asset is transferred to the relevant category of property, plant, and equipment and depreciation commences over its estimated useful life.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

c)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset that is physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then no right of use asset is identified.

●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

Payments related to short-term leases and leases of low-value assets are recognized as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Company recognizes a right-to-use asset and a corresponding lease liability on the date the leased asset is available for use by the Company.

The right of use asset and corresponding lease liability are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The cost of the right of use asset also includes any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

d)	Reclamation provision

A reclamation provision is recognized at the time the legal or constructive obligation first arises which is generally the time when the environmental disturbance occurs. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Following the completion of the PFS on initial recognition, reclamation costs related to exploration and evaluation activities are included as part of the cost of exploration and evaluation assets (prior to the completion of the PFS, costs related to reclamation activities were included as exploration expenses in net loss). Following the initial recognition of the provision, the carrying amount of the provision is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in exploration expenses.

e)	Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments carried at fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)	Financial asset at amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest.

The Company’s cash and cash equivalents, amounts receivable and other are recorded at amortized cost as they meet the required criteria.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

(ii)	Financial liabilities

Accounts payable and accrued liabilities, loans and borrowings and lease liabilities are accounted for at amortized cost using the effective interest rate method.

f)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. If the completion of a share equity transaction is considered likely, professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred share issue costs until the financing transactions are completed; otherwise, they are expensed as incurred. Deferred share issue costs related to financing transactions that are not completed are charged to expenses. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to common shares.

g)	Impairment

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For early-stage greenfield exploration assets where a discounted cash flow (DCF) model does not yield a reliable fair value, the Group estimates fair market value using market and cost-based approaches. This primarily involves the use of comparable in-situ resource multiples derived from guideline public companies and recent market transactions for similar mineral assets. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable amortization, if no impairment loss had been recognized.

Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For amounts receivable and due from a related party, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

h)	Share-based payments

Stock options

The Company grants stock options to acquire common shares to directors, officers, employees and consultants. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

Restricted share units

The Company grants to employees, officers, directors and consultants, restricted share units (“RSUs”) in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board of Directors, are met. The Company intends to settle each RSU with one common share of the Company and therefore RSUs are accounted for as equity-settled instruments.

RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have non-market-based performance vesting conditions (“pRSUs”). Share-based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the non-market based performance vesting conditions will be met.

i)	Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

j)	Loss per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise the Company’s obligation to issue shares on exercise of Equinox Warrants, the Company’s own warrants, stock options, RSUs and pRSUs. The dilutive effect of these instruments assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive instruments are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares. None of the shares issuable on the exercise of options, RSUs, pRSUs, warrants issued by the Company and Equinox Warrants were included in the computation of diluted EPS for periods presented because they are anti-dilutive.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

k)	Deferred revenue

Gold revenue subject to the Stream Agreement

The Company recognized the consideration received from Royal Gold relating to the Stream Agreement, as deferred revenue and will recognize the amounts in revenue as it satisfies its obligation to deliver gold to Royal Gold over the life of the contract.

The Company determines the amortization of deferred revenue to the consolidated statement of loss and comprehensive loss on a per unit basis. In streaming arrangements, the estimated total quantity of gold expected to be delivered to Royal Gold over the term of the contract is used. Subsequent changes to expected mine plan will result in an adjustment to revenue in the year of change and is prospectively adjusted for the quantity of gold expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statement of loss and comprehensive loss.

The transaction price for the revenue stream was determined based on the enforceable rights and obligations within the contract (Note 11).

l)	Sale of royalty interest

The Company records the proceeds from the sale of a royalty interest on a property against the value of the Exploration and Evaluation asset in the statement of financial position, with any excess once the value reaches $nil to be recognized as a gain in the consolidated statement of loss and comprehensive loss. Refer to Note 11 for details on the Royalty Agreement.

m)	Adoption of new accounting standards

Effective January 1, 2025, the Company has adopted the following new and amended IFRS standards and interpretations as issued by the IASB.

●	Amendments to IAS 21: Lack of Exchangeability

●	Annual improvements to IFRS Accounting Standards – Volume 11

The Company has considered the amendments and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.

n)	Accounting standards not yet adopted

(i)	Amendments to the classification and measurement of financial instruments

The IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) in May 2024.

The amendments to IFRS 9 clarify that unless the Company makes an election as described below, a financial liability is derecognized on the settlement date, which is the date on which the liability is extinguished. The amendments permit the Company to elect, when settling a financial liability or part of a financial liability in cash using an electronic payment system, to deem the financial liability, or part of it, to be extinguished before the settlement date if the Company has initiated a payment instruction that resulted in: (a) the Company having no practical ability to withdraw, stop or cancel the payment instruction; (b) the Company having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and (c) the settlement risk associated with the electronic payment system being insignificant.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The amendments to IFRS 7 added requirements relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income (“FVOCI”) to disclose separately the change in fair values presented in OCI for investments derecognized during the reporting period and those held at the end of the reporting period. In addition, entities are required to disclose information to help users understand the effect of contingent features that are unrelated to basic lending risks and costs that could change the contractual cash flows of a financial asset measured at amortized cost or FVOCI and financial liability measured at amortized cost.

In accordance with IFRS, the Company applied the amendments to IFRS 9 and IFRS 7 effective January 1, 2026, on a prospective basis. The impacts of the amendments to IFRS 9 will depend on the method and timing of future settlements, however, it is not considered likely this will have a material impact on the consolidated financial statements. The additional disclosures required under the IFRS 7 amendments will be included beginning with the Company’s annual consolidated financial statements for the year ending December 31, 2026.

(ii)	Presentation and disclosure in financial statements

In April 2024, the IASB introduced IFRS 18, Presentation and Disclosure in Financial Statements, which is set to replace IAS 1 and will be adopted by the Company on a retrospective basis for the period beginning January 1, 2027. This new standard fundamentally restructures the consolidated statement of loss and comprehensive loss by requiring all income and expenses to be classified into five specific categories: operating, investing, financing, income taxes, and discontinued operations. To improve global comparability, IFRS 18 mandates the inclusion of two new subtotals, specifically operating profit or loss and profit or loss before financing and income taxes.

Beyond the primary statements, the standard introduces formal requirements for Management-defined Performance Measures (MPMs), which are non-GAAP metrics used in public reporting. The Company will be required to disclose these measures within a dedicated note, providing a clear reconciliation to the most comparable IFRS subtotal along with the related tax impacts for each adjustment. Furthermore, IFRS 18 refines the presentation of operating expenses by nature or function and requires the statement of cash flows to be anchored to the newly defined operating profit subtotal when using the indirect method. The Company is currently conducting a comprehensive assessment to determine how these classification and disclosure changes will impact its consolidated financial statements.

4.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Accounting for streaming & royalty arrangements

Management has applied judgment in the assessment that the Stream Agreement (Note 11) constitutes a contract for the future sale of commodities to the counterparty. The contract will be settled through the delivery of commodity and in no event settled in cash except in the event of specific non-operational scenarios. The deposit is therefore recorded as deferred revenue and is not a financial liability. Management assessed that the contract contained a significant financing component, which required making estimates, with information reasonably available to the parties at contract inception, of the quantity and the cash selling price of the promised goods to be delivered under the Stream Agreement in order to determine the implicit interest rate of the agreement. These estimates are subject to variability and may have an impact on the timing and amount of revenue recognized. Management exercised judgment in applying IFRS 15, as the treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company’s future production.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The key estimates used to arrive at the implicit interest rate in the agreement are:

●	based on an internal mine development model with a mine start date of 2030, with a 55 year mine life

●	gold price of $2,904 per ounce

●	discount rate of 4.6%

The value of the Royalty Agreement and the Stream Agreement was based on the separate contracts and cash received for each (Note 11). Analysis was performed based on the internal mine development model referenced above, considering multiple scenarios which impact the royalty contract metrics and returns to support the values attributed in the contracts.

b)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9.

c)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

A lack of expenditure on the La Verde asset in prior years was deemed to be an indictor of impairment as at December 31, 2025 and an impairment test was performed accompanied by an independent valuation of the La Verde asset. The fair market value was estimated using the market approach, specifically using the comparable in-situ resource multiples observed for guideline public companies and comparable transactions. There was no impairment resulting from the test. There were no indicators of impairment identified for the Company’s other Exploration and Evaluation assets.

d)	Going concern evaluation

As discussed in Note 1, these consolidated financial statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

e)	Mineral Reserves and Resources

Mineral reserve and resource estimates are prepared by Qualified Persons in compliance with NI 43-101 standards. These estimates rely on expert judgment regarding geological data, mining methods, and production scheduling, alongside key assumptions for costs and metal pricing. Any updates to this data or these assumptions can alter the economic viability of our projects, leading to revisions that may impact asset valuations, depreciation rates, tax strategies, and restoration provisions.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

5.	Prepaids and other

As at December 31,	Note	2025	2024
Prepaid expenses and deposits		$519	$534
Supplies inventory		156	143
Taxes recoverable		40	101
Amounts receivable and other		36	38
Due from a related party	22	-	26
		$751	$842

6.	Exploration and evaluation assets

As at December 31,	Note	2025	2024
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	6,291	188
ENAMI Concessions (Ecuador)	c)	250	250
		$26,282	$20,179

The Company’s additions to the Warintza asset in the year ended December 31,2025 are provided below (2024: $nil).

2025
At January 1	$188
Exploration and evaluation expenditures	5,772
Capitalised shared based compensation	120
Capitalised amortisation of property, plant and equipment	331
Changes to reclamation provision	68
Reduction on sale of royalty	(188)
At December 31	$6,291

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Limited (“Teck”). The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

As of December 31, 2025 the lack of historical capital expenditure on the La Verde asset was identified as an indicator of impairment. Consequently, management performed an impairment test to determine the asset’s recoverable amount. An independent valuation was commissioned, utilizing market and cost approaches, specifically the comparable in-situ resource multiple method. The impairment assessment determined that the asset’s recoverable amount exceeded its carrying amount; therefore, no impairment loss was recognised.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,773 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares. Additionally, Royal Gold holds a 0.3% net smelter return royalty covering a total of 18,600 hectares.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

c)	ENAMI Concessions

Solaris has entered into an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador.

The Company made an upfront payment to ENAMI EP of $250 on May 10, 2024 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 3,769 hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400 hectare lead, zinc and silver property.

7.	Property, plant and equipment

	Site infra-structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right- of-use assets	Total
Cost
As at December 31, 2023	$2,844	$–	$648	$526	$4,018
Additions	292	1,890	225	549	2,956
Transfers	655	(655)	–	–	–
Disposals	(23)	–	–	(73)	(96)
As at December 31, 2024	$3,768	$1,235	$873	$1,002	$6,878
Additions	429	1,689	162	317	2,597
Transfers	2,434	(2,434)	–	–	–
Disposals	–	–	–	(119)	(119)
As at December 31, 2025	$6,631	$490	$1,035	$1,200	$9,356

Accumulated amortization
As at December 31, 2023	$1,274	$–	$431	$381	$2,086
Amortization	585	–	187	240	1,012
Disposals	(17)	–	–	(69)	(86)
As at December 31, 2024	$1,842	$–	$618	$552	$3,012
Amortization	1,049	–	143	238	1,430
Disposals	–	–	–	(50)	(50)
As at December 31, 2025	$2,891	$–	$761	$740	$4,392

Net book value
As at December 31, 2024	$1,926	$1,235	$255	$450	$3,866
As at December 31, 2025	$3,740	$490	$274	$460	$4,964

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

8.	Lease liability

As at December 31,	2025	2024
Balance, start of year	$433	$91
Additions	317	430
Modifications	-	119
Interest on lease liability recognized in net loss	55	36
Termination of leases	(78)	(3)
Lease payments for the year	(250)	(240)
Balance, end of year	$477	$433

Less current portion	57	216
Long-term lease liability	$420	$217

During the year ended December 31, 2025, the Company recognized $182 (2024 – $369) in rent payments in office and other expense for premises that do not meet the definition of a lease. As at December 31, 2024, the Company was jointly liable for rent payments and used the assets jointly.

9.	Reclamation provision

As at December 31,	2025	2024
Balance, start of year	$3,765	$1,529
Additions	535	2,244
Accretion	44	33
Settlement	(125)	(13)
Change in estimate	8	(28)
Balance, end of year	$4,227	$3,765

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at December 31, 2025 are $4,322 (December 31, 2024 – $4,274), which have been inflated at an average rate of 2.43% per annum (December 31, 2024 – 2.07%) and discounted at an average rate of 3.55% (December, 31, 2024 – 4.27%).

Restricted cash of $821 (December 31, 2024 – $571) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza. The increase in the year represents a guarantee paid to ENAMI EP relating to the expansion of the Warintza district (Note 25).

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2025	2024
Trade payables	$2,188	$5,552
Employee liabilities	735	126
Accrued liabilities	4,698	7,161
Other	154	-
Balance, end of year	$7,775	$12,839

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

11.	Warintza project financing

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion Mine Finance Management LP, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza Project in Ecuador. The financing package was comprised of a $60,000 Senior Loan Facility, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza Project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

i.	Senior Loan Facility – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. An additional advance of $15,000 was received on September 13, 2024. And a final advance of $15,000 was received on May 14, 2025.

As at December 31,	2025	2024
Balance, start of year	$49,206	$29,363
Advances	15,000	15,000
Transaction Costs	(168)	(4)
Accrued Interest	2,367	4,746
Amortization of transaction cost	796	101
Foreign exchange and Other	56	-
Repayment	(67,257)	-
Balance, end of year	$-	$49,206

Amounts drawn on the Senior Loan Facility bore interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan Facility agreement. At May 21, 2025 when fully repaid, the Senior Loan Facility was measured at amortized cost using an effective interest rate of 16.18% (December 31, 2024 – 12.80%).

The Company had the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan Facility and paying it upon maturity. The interest until repayment was accrued to the principal amount of the Senior Loan Facility.

ii.	Equity subscription agreements – OMF Fund IV SPV E LLC (the “Investor”)

On June 10, 2024, under the terms of the subscription agreement, the Investor purchased a second tranche of 2,795,102 common shares at a price of C$4.90 per share for net proceeds of $9,945, net of $55 in transaction costs.

iii.	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza Project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

iv.	Funding package with Royal Gold

On May 21, 2025, the Company entered into a funding package with RGLD Gold AG (“Royal Gold”), a subsidiary of Royal Gold, Inc. for the Warintza Project. The total cash consideration under the Financing Agreements is $200,000, comprising a Stream Agreement and a Royalty Agreement.

Royal Gold will pay Solaris a total cash consideration of $200,000 in three instalments as follows:

●	First tranche of $100,000 upon close of the transaction (funds received at closing which occurred concurrently with signing). $90,000 allocated to the Stream Agreement and $10,000 allocated to the Royalty Agreement as per the contracts and cash received;

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

●	Second tranche of $50,000 made available following the publication of the PFS and receipt of the technical approval of the EIA, which will be allocated to the Stream Agreement as per the contract; and

●	Third tranche of $50,000 made available on the first anniversary of the closing date and completion of all filings necessary to fully perfect Royal Gold’s security, which will be allocated to the Stream Agreement as per the contract.

Under the terms of the Stream Agreement, Royal Gold will receive gold deliveries equivalent to 20 ounces per 1 million pounds of copper produced from a defined area (RGLD Gold AOI). For each ounce of gold delivered under the Stream Agreement, Royal Gold will pay the Company a purchase price equal to 20% of spot price until 90,000 ounces have been delivered; and then 60% of spot price thereafter.

Under the terms of the Royalty Agreement, Royal Gold will receive a 0.3% net smelter return royalty on all metal production from a defined area (RGLD Gold Expanded AOI). The Royalty will increase annually by 0.0375%, up to a maximum of 0.6%, until the earlier of: the first delivery of gold under the Stream Agreement; or eight years following the closing date.

The Company’s obligations under the Stream Agreement and related documents are secured by (i) an all-asset British Columbia-law general security agreement made by the Company in favour of Royal Gold, and (ii) a British Columbia law share pledge agreement made by the Company in favour of Royal Gold in respect of all of the shares of its direct wholly owned subsidiary Lowell Copper Holdings Inc. (“Lowell Copper”). The obligations under the Stream Agreement are further guaranteed pursuant to a British Columbia-law guarantee from (i) Lowell Copper, which guaranteed obligations are secured by an all-asset British Columbia-law general security agreement made by Lowell Copper in favour of Royal Gold, and (ii) Lowell Mineral Exploration Ecuador S.A. (“Lowell Ecuador”). The obligations under the Stream Agreement will be further (i) secured pursuant to an Ecuador-law share pledge agreement to be granted by Lowell Copper in favour of Royal Gold in respect of all of the shares of its direct wholly-owned subsidiary Lowell Ecuador, and (ii) guaranteed pursuant to an Ecuador-law guarantee to be granted by Lowell Ecuador in favour of Royal Gold, which guaranteed obligations are to be secured by an Ecuador-law assignment of mining rights.

Solaris Resources AG’s (“Solaris Switzerland”) obligations under the Royalty Agreement and related documents are guaranteed (i) by a British Columbia-law limited recourse guarantee from the Company, which guaranteed obligations are to be secured by a Swiss-law share pledge agreement to be granted by the Company in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. In addition to the above-noted guarantees and security, as further guarantees and security for the obligations under the Royalty Agreement, (i) Solaris Switzerland is to grant in favour of Royal Gold a Swiss-law security assignment of all receivables owed by the Company or Lowell Ecuador to Solaris Switzerland in respect of certain intercompany receivables and funding arrangements between the Company or Lowell Ecuador and Solaris Switzerland, (ii) the Company is to grant in favour of Royal Gold a Swiss-law share pledge agreement in respect of all of the shares of its direct wholly-owned subsidiary Solaris Switzerland. Additionally, the guarantees and security granted to Royal Gold in respect of the obligations under the Stream Agreement are to guarantee and/or secure the obligations under the Royalty Agreement.

The Company recorded the Stream Upfront Payment as deferred revenue. The Company determines the amortization of deferred revenue on a per unit basis using the estimated total gold production over the life of the Warintza Project.

Deferred revenue consists of: 1) initial Stream Upfront Payment received by the Company for future delivery of gold under the terms of the Stream Agreement, and 2) a significant financing component of the Stream Agreement resulting from the difference in the timing of the upfront payment received and the promised goods delivered. As such, the Company recognizes interest expense at each reporting period (twelve months ended December 31, 2025 – $2,562) and will accrete the deferred revenue balance to recognize the significant financing element that is part of the Stream Agreement. The interest rate of 4.6% is determined based on the effective rate in the expected deliveries against the deferred revenue.

As at December 31,	2025
Balance, start of year	$-
Advances	90,000
Interest expense	2,562
Foreign exchange	1,112
Balance, end of year	$93,674

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

12.	Share capital

i.	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 166,896,936 (December 31, 2024 – 163,234,932)

ii.	Share placements

On January 15, 2025 the Company issued 83,333 common shares at a price of Canadian dollars (“C$”) 4.20 for gross proceeds of C$350 ($244) in a private placement.

In the prior year, in addition to the shares issued in connection with the Warintza Project financing (note 11(ii)), on June 10, 2024 the Company issued 8,222,500 common shares at a price of C$4.90 for gross proceeds of C$40,289 ($29,270) in a public offering and on December 4, 2024, the Company issued 143,267 common shares at a price of C$3.49 for gross proceeds of C$500 ($355) in a private placement.

iii.	Share purchase options

For the year ended December 31, 2025 the Company recognized a share-based compensation expense included in general and administrative expenditures of $3,903 (December 31, 2024 – $3,998) and exploration and evaluation assets of $120 (2024: $nil). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the years ended December 31, 2025 and 2024:

As at December 31,	2025	2024
Balance, start of year	14,165,000	10,556,688
Granted	3,100,000	5,880,000
Exercised[1]	(5,227,500)	(1,586,688)
Forfeited / Expired / Cancelled	(730,000)	(685,000)
Balance, end of year	11,307,500	14,165,000

[1]	Includes options cancelled as part of an exercise on a cashless basis.

The weighted average exercise price per share of options granted, exercised and forfeited / expired / cancelled during the year ended December 31, 2025 was C$10.58, C$2.07 and C$4.99, respectively (December 31, 2024 – C$4.56, C$0.71 and C$8.95, respectively). The weighted average share price at the date of exercise of stock options during the year ended December 31, 2025 was C$2.07 (December 31, 2024 – C$2.83).

The assumptions used in the Black-Scholes option pricing model for the options granted in the years ended December 31, 2025 and 2024 were as follows:

Weighted average	2025		2024
Exercise price per share issuable	C$	10.58	C$	3.65
Expected term (years)		5		5
Volatility		60%		56%
Expected dividend yield		–		–
Risk-free interest rate		3.07%		3.02%
Fair value per share		5.67		1.78

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at December 31, 2025:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
March 16, 2021	$7.24	300,000	0.21	300,000	0.21
August 9, 2022	$7.36	200,000	1.61	150,000	1.61
February 24, 2023	$5.94	2,380,000	2.15	1,455,000	2.15
February 23, 2024	$3.79	900,000	3.15	525,000	3.15
September 18, 2024	$3.30	2,096,250	3.72	760,000	3.72
October 4, 2024	$3.32	236,250	3.76	56,250	3.76
November 19, 2024	$3.44	1,300,000	3.89	633,333	3.89
December 13, 2024	$4.56	175,000	3.95	43,750	3.95
December 20, 2024	$4.56	300,000	3.97	75,000	3.97
December 27, 2024	$5.00	320,000	3.99	-	-
December 10, 2025	$10.58	3,100,000	4.95	-	-
	6.18	11,307,500	3.59	3,998,333	2.77

iv.	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox (Note 1). The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the year ended December 31, 2025, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of December 31, 2025, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable.

13.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

For the year ended December 31,	2025	2024
Salaries, studies, geological consultants and support, and travel	$12,700	$18,678
Site preparation, supplies, field and operational costs	8,107	12,805
Drilling and drilling related costs	1,456	14,877
Assay and analysis	735	2,735
Community relations, environmental and permitting	10,190	8,631
Concession fees	565	553
Reclamation provision	475	2,216
Amortization	1,117	1,012
	$35,345	$61,507

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments. Following the completion of the PFS in November 2025, exploration and evaluation expenditure for the Warintza Project has been capitalised (Note 6).

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The Company’s exploration expenditures by jurisdiction are as follows:

For the year ended December 31,	2025	2024
Ecuador	$32,908	$59,547
Chile	95	86
Mexico	165	162
Peru – Warintza costs	1,900	1,436
Peru – Capricho & Paco assets	277	276
	$35,345	$61,507

Exploration expenditure in Peru includes costs for shared technical services, performed in Lima. $449 of these costs were capitalised to the Warintza asset (2024: $nil) as they relate directly to the technical services performed for that project.

14.	General and administrative expenditures

For the year ended December 31,	2025	2024
Share-based compensation	$3,903	$3,998
Salaries and benefits	2,658	3,007
Office and other	1,127	1,139
Filing and regulatory fees	307	352
Professional fees	1,653	2,274
Professional fees – Royal Gold funding package	3,003	-
Marketing and travel	292	699
	$12,943	$11,469

15.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

As at December 31,	2025	2024
Mexico	$19,747	$19,750
Ecuador	11,723	4,774
Chile	6	7
Peru	480	79
Canada	111	6
	$32,067	$24,616

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 13.

16.	Finance Cost

As at December 31,	2025	2024
Interest expense – deferred revenue	$2,562	$-
Interest expense – loans and borrowings	2,367	4,795
Amortisation of finance costs related to loans and borrowings	653	100
Other	155	175
	$5,737	$5,070

Information regarding the Company’s project financing is detailed in Note 11.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

17.	Non-controlling interest

The Company, through its 60% ownership of Minera Torre de Oro, S.A.P.I. de C.V., controls the La Verde project, with a non-controlling interest accounting for the 40% owned by a subsidiary of Teck.

Summarized financial information for the La Verde project is as follows:

As at December 31,	2025	2024
Current assets	$2	$36
Non-current assets	19,742	19,742
Current liabilities	(9)	(8)

For the year ended December 31,	2025	2024
Net loss	$155	$160
Attributable to shareholders of the Company	93	96
Attributable to non-controlling interest	62	64

18.	Income tax

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

For the year ended December 31,	2025	2024
Loss before income taxes	$(41,721)	$(77,081)
Combined federal and provincial income tax rates	27%	27%
Expected income tax recovery	$(11,265)	$(20,812)
Non-deductible expenses	664	1,730
Share issuance costs	(118)	(157)
Expiry of losses	1,159	308
Difference in tax rates in foreign jurisdictions	(17)	1,140
Tax effect of temporary differences for which no tax benefit has been recognized	10,959	17,034
Foreign exchange and other	(814)	757
Income tax payable	$568	$-

The Company operates in multiple tax jurisdictions. While the consolidated entity reported a loss before income taxes, one subsidiary generated taxable income and incurred current income taxes of $568 in 2025 in its respective jurisdiction.

Unused tax losses and other deductible temporary differences for which deferred tax assets have not been recognized are as follows:

As at December 31,	2025	2024
Non-capital losses (see below for expiry)	$52,553	$45,978
Restricted interest and financing expenses (expires 2044-2045)	6,199	-
Deferred revenue	3,674	-
Exploration and evaluation expenditures	231,835	205,854
Other	2,560	2,768
	$296,821	$254,600

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not recognized deferred tax assets for any temporary differences as their utilization is not considered probable at this time.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

The non-capital losses may be applied to reduce future taxable income. The loss carry-forwards are in respect of Canadian, Peruvian, Chilean, Mexican, Ecuadorian and United States of America operations and expire as follows:

As at December 31,	2025	Expiry	2024	Expiry
Canada	$26,426	2033-2045	$26,818	2033-2044
Peru	7,198	2026-2029	4,990	2025-2028
Chile	5,108	No expiry	2,284	No expiry
Mexico	5,292	2026-2035	3,621	2025-2034
Ecuador	8,506	2026-2030	8,249	2025-2029
USA	23	No expiry	16	No expiry
	$52,553		$45,978

19.	Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

As at December 31,	2025	2024
Equity attributable to shareholders of the Company	$(56,833)	$(17,201)
Loans and borrowings	-	49,206
	(56,833)	32,005
Less: Cash and cash equivalents	(25,210)	(31,738)
	$(82,043)	$267

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, issue or repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at December 31, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

20.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and other amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $26,107 represents the maximum exposure to credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

At December 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$7,775	$–	$–	$–	$7,775
Lease liabilities	57	420	–	–	477
Other long-term liability	–	–	–	288	288
Exploration and evaluation assets	953	568	–	–	1,521
	$8,785	$988	$–	$288	$10,061

b)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2025, cash of $19,257 (December 31, 2024 – $15,858), loans and borrowings of $nil (December 31, 2024 – $49,205), and accounts payable and accrued liabilities of $88 (December 31, 2024 - $421) are denominated in the US dollar. For the year ended December 31, 2025, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss would be a loss of $943 (December 31, 2024 – $1,774 gain).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, and Mexican pesos. However, the impact on such exposure is not currently material.

21.	Fair value measurements

The carrying values of cash and cash equivalents, prepaids and other, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

22.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors.

Key management compensation for the years ended December 31, 2025 and 2024 is comprised of the following:

For the year ended December 31,	2025	2024
Share-based compensation	$1,989	$3,054
Salaries and benefits	2,142	1,704
Professional fees	-	552
	$4,131	$5,310

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. This agreement was terminated on January 1, 2025, and no amounts were charged by Augusta for the year ended December 31, 2025 (December 31, 2024 – $552).

Solaris Resources Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of United States dollars, unless otherwise noted)

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The services were provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company were allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties jointly entered into a rental agreement for office space. When the Company’s participation in the arrangement terminated, the Company was obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. On January 1, 2025, the Company terminated the arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. The agreed settlement cost associated with the termination of the agreement was $104.

The Company was charged for the following with respect to these arrangements in the year ended December 31, 2025 and 2024:

For the year ended December 31,	2025	2024
Salaries and benefits	$-	$2,244
Office and other	104	469
Filing and regulatory fees	-	54
Marketing and travel	-	19
	$104	$2,786

23.	Commitments

The Company is committed to payments to exploration assets for community agreements related to the Warintza Project of $953 in 2026 and $568 in 2027.

24.	Supplemental cash flow information

For the year ended December 31,	2025	2024
Non-cash items:
Accrued share issuance and finance costs	$-	$43
Accrued interest expense	$3,020	$4,746
Change in accounts payable and accrued liabilities relating to exploration and evaluation assets	$3,952	$-
Share based compensation relating to exploration and evaluation assets	$120	$-
Right of use asset acquired	$317	$549

25.	subsequent event

On January 28, 2026, Solaris has entered a second option agreement with ENAMI EP to acquire up to a 100% interest in new explorations areas. New areas interpreted to host significant copper mineralization, characterized by widespread potassic alteration typical of large copper porphyry systems. The award of the Solaris 2 areas follows a process established by ENAMI EP pursuant to which credentialed bidders submit nonbinding proposals for proposed minimum investments on the new areas. The award is subject to entry into a definitive framework agreement for the new areas, with the terms expected to include: (i) an upfront payment to ENAMI EP of $250; (ii) a proposed minimum exploration program of $25,000 over the 4 year exploration phase; (iii) up to $1,750 subject to the achievement of certain milestones and (iv) the exclusive option to acquire the claims from ENAMI EP at a price to be determined by independent experts. The award follows the same commercial structure as the Solaris 1 earn in arrangement.